UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

AMERI Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02362F104

(CUSIP Number)

jeffrey E. eberwein

lone star value management, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,872,592
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,872,592
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,872,592*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%*
14	TYPE OF REPORTING PERSON

PN

____________________

* Includes 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

2

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,104
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,104
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,882,696
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,882,696
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,882,696*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%*
14	TYPE OF REPORTING PERSON

OO

____________________

* Includes 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

4

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,966,004
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,966,004
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,966,004*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.5%*
14	TYPE OF REPORTING PERSON

OO

_________________________

* Includes 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

5

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,993,070
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,993,070
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,993,070*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7%*#
14	TYPE OF REPORTING PERSON

IN

_________________________

* Includes 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

# Includes 27,066 Shares beneficially owned directly by Mr. Eberwein.

6

CUSIP NO. 02362F104

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors, Lone Star Value Co-Invest I and held in the Lone Star Value Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  Of the 2,872,592 Shares directly owned by Lone Star Value Investors, 1,666,755 of such Shares have an aggregate purchase price of $2,150,380, including brokerage commissions, and 1,205,837 of such Shares were acquired upon the cashless exercise of the full replacement May 2015 Warrant (as defined and described in Amendment No. 7 to the Schedule 13D) of which there were 1,666,666 Shares underlying. The aggregate purchase price of the 10,104 Shares directly owned by Lone Star Value Co-Invest I is approximately $65,775, including brokerage commissions. The aggregate purchase price of the 83,308 Shares held in the Lone Star Value Account is approximately $485,866, including brokerage commissions.

On May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 Shares at a price of $6.00 per Share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant.

The 27,066 Shares beneficially owned directly by Mr. Eberwein were acquired upon the vesting of restricted stock units granted to Mr. Eberwein in connection with his service as Chairman of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,856,249 Shares outstanding as of the date hereof, which represents the sum of the total number of Shares outstanding as reported in the Issuer’s Form S-1 filed with the Securities and Exchange Commission on September 18, 2017 and the 1,205,837 Shares issued to Lone Star Value Investors in connection with the exercise of the May 2015 Warrant.

A.	Lone Star Value Investors
(a)	As of the close of business on September 27, 2017, Lone Star Value Investors beneficially owned 3,872,592 Shares, including 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

Percentage: Approximately 23.0%

7

CUSIP NO. 02362F104

(b)	1. Sole power to vote or direct vote: 3,872,592
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,872,592
4. Shared power to dispose or direct the disposition: 0
(c)	Except as otherwise disclosed herein, Lone Star Value Investors has not entered into any transactions in the Shares during the past sixty days. On September 26, 2017, Lone Star Value Investors made a cashless exercise of the full replacement May 2015 Warrant, of which there was a total of 1,666,666 Shares underlying, in exchange for 1,205,837 Shares.
B.	Lone Star Value Co-Invest I
(a)	As of the close of business on September 27, 2017, Lone Star Value Co-Invest I beneficially owned 10,104 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,104
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,104
4. Shared power to dispose or direct the disposition: 0
(c)	Except as otherwise disclosed herein, Lone Star Value Co-Invest I has not entered into any transactions in the Shares during the past sixty days. On August 21, 2017, Lone Star Value Co-Invest I purchased an aggregate of 2,604 Shares at a weighted average price of $6.4994 per Share. On September 6, 2017, Lone Star Value Co-Invest I purchased an aggregate of 7,500 Shares at a price of $6.5000 per Share. Such transactions were made pursuant to a Rule 10b5-1 trading plan.
C.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I, may be deemed the beneficial owner of the (i) 3,872,592 Shares beneficially owned by Lone Star Value Investors and (ii) 10,104 Shares beneficially owned by Lone Star Value Co-Invest I.

Percentage: Approximately 23.0%

(b)	1. Sole power to vote or direct vote: 3,882,696
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,882,696
4. Shared power to dispose or direct the disposition: 0
(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past sixty days are set forth elsewhere in this Amendment No. 11 and are incorporated by reference herein.
D.	Lone Star Value Management
(a)	As of the close of business on September 27, 2017, 83,308 Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account, may be deemed the beneficial owner of the (i) 3,872,592 Shares beneficially owned by Lone Star Value Investors, (ii) 10,104 Shares beneficially owned by Lone Star Value Co-Invest I and (iii) 83,308 Shares held in the Lone Star Value Account.

8

CUSIP NO. 02362F104

Percentage: Approximately 23.5%

(b)	1. Sole power to vote or direct vote: 3,966,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,966,004
4. Shared power to dispose or direct the disposition: 0
(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past sixty days are set forth elsewhere in this Amendment No. 11 and are incorporated by reference herein.
E.	Mr. Eberwein
(a)	As of the close of business on September 27, 2017, Mr. Eberwein directly beneficially owned 27,066 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the (i) 3,872,592 Shares beneficially owned by Lone Star Value Investors, (ii) 10,104 Shares beneficially owned by Lone Star Value Co-Invest I and (iii) 83,308 Shares held in the Lone Star Value Account.

Percentage: Approximately 23.7%

(b)	1. Sole power to vote or direct vote: 3,993,070
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,993,070
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Lone Star Value Investors and Lone Star Value Co-Invest I during the past sixty days are set forth elsewhere in this Amendment No. 11 and are incorporated by reference herein.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

9

CUSIP NO. 02362F104

 SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10